Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of NSTAR with Northeast Utilities pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by NSTAR on October 18, 2010, and is incorporated by reference into this filing.

TODAY

Monday, October 18, 2010

Sun and clouds, high of 58

NSTAR Stock: 39.53, up 0.42

NSTAR AND NORTHEAST UTILITIES AGREE TO MERGE

Combines Two Strong Companies, Creates a Great New England-Based Company

This morning NSTAR Chairman Tom May joins Northeast Utilities Chairman Chuck Shivery in announcing a “merger of equals” that will create New England’s largest utility.

Our new company will have nearly 3.5 million electric and gas customers with an enterprise value of over $16.5 billion. The combined companies have nearly 4,500 miles of electric transmission lines, 72,000 miles of electric distribution lines, 6,000 miles of gas distribution lines, and 9,300 employees. We will have dual headquarters in Boston and Hartford.

Northeast Utilities is a holding company with operating companies that include Connecticut Light and Power, Western Mass Electric, Yankee Gas, and Public Service of New Hampshire. We will adopt the holding company name Northeast Utilities, but NSTAR will continue to be the operating company name for our current service territory.

Tom May will serve as President and CEO of Northeast Utilities and Chuck Shivery will become Non Executive Chairman for 18 months, after which Tom will assume the additional role of Chairman. Reporting to Tom will be:

Greg Butler, General Counsel

Chris Carmody, Human Resources

Jim Judge, Chief Financial Officer

David McHale, Chief Administrative Officer

Joe Nolan, Corporate Relations Lee Olivier, Chief Operating Officer

Werner Schweiger will serve as President of NSTAR.

The merger will create a company with the expertise and financial resources to meet the energy needs of customers across New England, as well as provide opportunities for growth benefiting employees, communities, and shareholders. The size and strength of our new company will give us a stronger voice in regional energy policy.

This merger of equals is about two great companies coming together to create a platform for growth. Current terms in our collective bargaining agreements with Locals 369 and 12004 remain unchanged.

The merger requires approval by shareholders of both companies, and a number of regulatory approvals or reviews by federal and state energy authorities. These include the Massachusetts Department of Public Utilities, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the Securities and Exchange Commission (SEC), the Federal Communications Commission (FCC), and either the Department of Justice (DOJ) or the Federal Trade Commission (FTC), depending upon which agency reviews the transaction.

As we work to complete this transaction, we will continue to deliver great service to our customers. Officers of the company will be available to answer questions, and a video broadcast message to employees from Tom May is available by clicking here. (Please note, if on the first try you are unable to view this video, please close out of the application and try again.)

FREQUENTLY ASKED QUESTIONS

What was announced today?

NSTAR and Northeast Utilities today announced that the two companies have agreed to combine in a merger of equals to create the largest utility in New England.

What does “merger of equals” mean?

It means that one company is not buying or taking over the other. The two companies simply combine all of their people and operations together in one company.

Who is Northeast Utilities?

Northeast Utilities is an electric and gas distribution company like NSTAR that is headquartered in Hartford, Connecticut. Northeast Utilities has four operating companies: Connecticut Light and Power, Western Mass Electric, Public Service of New Hampshire, and Yankee Gas. Together, they serve over 2 million electric and gas customers in Connecticut, Massachusetts and New Hampshire. Northeast Utilities has about 6,000 employees.

When will this merger happen?

The merger will close after all needed regulatory approvals have been obtained, which we expect to be towards the end of 2011.

What will the name of the new company be?

The new company will operate as a holding company that will use the name Northeast Utilities.

What happens between now and when the merger closes next year?

The two companies will continue operating as usual, although during this period joint teams from both companies will develop integration plans so the companies will be ready to begin operating as the new company when the merger closes.

Why are the two companies merging?

The two companies are merging because together they will have the size and strength to accomplish more than either could by itself.

What do you mean by that?

The new company will have 3.5 million customers and 9,300 employees, will reach throughout New England, and will have exceptional financial strength. This will enable the company to promote and develop the significant new energy projects that will be needed in coming years, such as the transmission line to Canada that the two companies are already working on. It will also give the company a strong voice in the development of regional energy policy, which is so important to the New England environment and the economy. It will also enable the company to continue to improve reliability and customer service levels, which is our primary mission.

Who will lead the management of the new company?

Tom May will be the CEO. The senior executives will be a blend of the current leadership teams from both NSTAR and Northeast Utilities. The specific positions will be as follows:

Jim Judge	Chief Financial Officer
David McHale	Chief Administrative Officer
Chris Carmody	Human Resources
Lee Olivier	Operations
Greg Butler	General Counsel
Joe Nolan	Corporate Relations
Werner Schweiger	President of NSTAR

Where will the headquarters of the company be?

Because the company will have significant operations in both Massachusetts and Connecticut, the company will have dual headquarters, located in Boston and Hartford. This means that Tom and other executives will have offices in both locations, and significant activities will continue in both locations.

What will happen to the name “NSTAR”?

We will adopt the name of Northeast Utilities for the holding company, but NSTAR will continue to be the operating company name for our current service territory. So, for example, the NSTAR name and logo will continue to be used on our vehicles, service centers, customer bills, etc.

Is the purpose of the merger to eliminate jobs?

No. The purpose of the merger is to create a stronger company that is better positioned to provide excellent service, to grow and to take advantage of future opportunities.

Will jobs be affected by the merger?

Yes. After the merger, we will continue to adopt best practices and look for efficiencies in the future company, just like we do on a continuous basis. The combination of the two companies will give us all an excellent opportunity to take a new look at our practices and adopt improvements where they make sense. Over time, there will no doubt be some changes in how we are organized and how we do things. In some cases, positions could also be eliminated. Again, the purpose of the merger is not to cut jobs, but to leverage each company’s collective strengths for improved service to customers and increased value to shareholders.

Will salaries or benefits be affected by the merger?

Salaries and benefits are subject to continuous review in both companies as conditions change in the economy, the workforce, the industry and the regulatory environment. This process will continue after the merger, but we don’t anticipate that the merger will have an immediate impact on salaries or benefits.

Will there be any “early out” programs as part of the merger?

No.

How will union contracts be affected?

The current terms of the collective bargaining agreements with Locals 369 and 12004 will remain in place.

Will customers be impacted by the merger?

There will be no negative impacts on customers. Customers will not see any change in their service levels, or their rates, or their bills as a result of the merger. In the future, customers can expect to see improved service and greater value as the benefits of the merger are achieved.

I own shares in NSTAR. What will happen to them when the merger happens?

NSTAR shares will be exchanged for NU shares at the time of the merger. Since NSTAR stock price is about $40 and NU’s is about $30 per share, you will receive about 13 shares in NU stock for every 10 shares of NSTAR stock. The exact exchange ratio will be 1.312.

Where can I get more information about the merger or the progress of the transaction?

Information about the progress of the merger will be in TODAY as well as other employee publications, such as the Working at NSTAR newsletter and our employee intranet, Working at NSTAR.

* * *

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above.